Exhibit 99.4

Annual General Meeting of China Zenix Auto International Limited

Date: November 21, 2013

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ **Use pen only**

	For	Against	Abstain
PROPOSAL NO. 1: Elect the following directors to serve for the ensuing year and until their successors are elected and duly qualified, or until such directors' earlier death, bankruptcy, insanity, resignation or removal:			
1a Jianhui Lai	☐	☐	☐
1b Junqiu Gao	☐	☐	☐
1c William John Sharp	☐	☐	☐
1d Ian Frances Wade	☐	☐	☐
1e Yichun Zhang	☐	☐	☐
PROPOSAL NO. 2: Ratify the appointment of Deloitte Touche Tohmatsu as independent auditors of China Zenix Auto International Limited for the fiscal year ending December 31, 2013.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

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- Please separate carefully at the perforation and return just this portion in the envelope provided. -

Annual General Meeting of China Zenix Auto International Limited to be held on November 21, 2013 For Holders as of October 29, 2013

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 5:00 pm, New York Time on November 13, 2013.

PROXY TABULATOR FOR
CHINA ZENIX AUTO
INTERNATIONAL LIMITED
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

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CHINA ZENIX AUTO INTERNATIONAL LIMITED Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 5:00 p.m. (NY Time) on November 13, 2013) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of China Zenix Auto Internationa Limited registered in the name of the undersigned on the books of the Depositary as of the close of business on October 29, 2013 at the Annual General Meeting o Shareholders of China Zenix Auto International Limited to be held at 10:00 a.m. Beijing time, on November 21, 2013 at China Zenix Auto International Limited’s offices located at No. 1608, North Circle Road State Highway, Zhangzhou, Fujian Province 363000, People’s Republic of China. NOTE: 1. Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company. 2. It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company. FOR LIMITED 9903 (Continued and to be marked, dated and signed, on the other side) AUTO - 27512 8016 TABULATOR ZENIX NC Box. O PROXY CHINA INTERNATIONAL P. CARY,